SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 000-21388

SENSTAR TECHNOLOGIES LTD.
 (Name of Registrant )

10th F. Gibor Sport Tower
7 Menachem Begin Road
Ramat Gan 5268102, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-164696, 333-174127 and 333-190469.

SENSTAR TECHNOLOGIES LTD. SPECIAL
SHAREHOLDERS MEETING'S RESULTS

On July 12, 2023, Senstar Technologies Ltd. (“we,” or the “Company”) held a Special General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Menachem Begin Rd., Ramat Gan, Israel. At the Meeting, our shareholders approved the following resolutions:

(1)	To ratify and approve Mr. Amit Ben-Zvi’s appointment as director for term expiring at our 2023 Annual General Meeting of Shareholders.

(2)
To re-approve the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters;

(3)	Approval of the Company's amended and restated Articles of Association.

Only shareholders of record, as of the close of business on June 14, 2023, were entitled to vote at the meeting.

All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2023
Senstar Technologies Ltd.

By:	/s/ Tomer Hay
CFO